

March 13, 2025

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
268 Post Road Suite 200
Fairfield, CT 06824

Neal Harmon
Chief Executive Officer
Angel Studios, Inc.
295 W Center St.
Provo, UT 84601

     Re: Southport Acquisition Corp
         Amendment No. 1 to Registration Statement on Form S-4
         Filed February 14, 2025
         File No. 333-283151

Dear Jeb Spencer and Neal Harmon:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.

Amendment No.1 to Registration Statement on Form S-4 filed February 14, 2025

Cover Page

1.   We note your revised disclosure pursuant to prior comment 4 and reissue in part. Please provide the required information in tabular format.

<u>Dilution, page 53</u>

2.   We note your response to prior comment 10 and revisions to your disclosure. Please describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure as required by Item 1604(c) of Regulation S-K.

<u>Risk Factors, page 79</u>

3.   We note your disclosure on page 241 regarding the October 1, 2024 filmmaker guaranty agreement. Please provide a risk factor to discuss applicable risks of this guaranty agreement.

4.   We note your revisions in response to prior comment 14. Revise to elaborate that stockholders voted to eliminate the limitation that SAC may not redeem its outstanding shares of SAC Class A common stock to the extent that such redemption would result in SAC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of less than $5,000,001, in order to allow SAC to redeem such shares irrespective of whether such redemption would exceed this limitation and leaving the Combined Company with potentially less cash on hand at the time the transaction is closed.

<u>Background to the Business Combination, page 165</u>

5.   We note your response and revisions to prior comments 18 and 20. Revise this discussion to enhance this disclosure to provide ASI's underlying financial projections in support of Oppenheimer's analysis. Revise to disclose ASI's projected of revenue growth and what is meant by "proportional increases." Explain the basis for ASI's projected increase in Angel Guild paid memberships to at least one million in 2025. Disclose whether or not ASI has affirmed to SAC that its projections reflect the view of ASI's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. Refer to Item 1609 of Regulation S-K.

6.   We note your response and revisions to prior comments 18 and 20. Revise this discussion to enhance this disclosure to provide the full analysis prepared by Oppenheimer to support the initially $1 billion, then $1.5 billion, sum-of-the-parts valuations. For example, clarify the identity of the "certain direct-to-consumer public media companies that SAC and Oppenheimer considered to be comparable to ASI" and the multiples derived from such research, such as the forward revenue multiples and comparable public equity trading valuations and private investment valuations. Explain how Oppenheimer's multiples were applied to ASI's projected revenue growth. Disclose how Oppenheimer then estimated "additional value" for ASI based on ASI's bitcoin holdings as well as its longer term bitcoin treasury business plan by "benchmarking such business plan against similar successful plans deployed by other public companies" by identifying such other companies and the benchmarking process utilized.

7.   We note your revised disclosure pursuant to prior comment 24 and reissue in part. Please clarify what you mean by "financing needs" on page 172.

8.   We note your response and revisions to prior comment 22. Revise to explain how ASI determined to offer securities at $30.24 per share.

SAC's Board of Directors' Reasons for the Business Combination, page 177

9.   We note your revised disclosure pursuant to prior comment 29. Specifically, we note on page 181 that you disclose "in addition to considering the factors described above, the SAC board of directors also considered other factors, including, without limitation:," yet no other factors are contained in this bullet. If there are further factors, please revise accordingly.

10.   We note your revised disclosure pursuant to prior comment 30 and reissue in part. Please clarify if this reduction in cash alters the Board's recommendation.

Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 255

11.   Please tell us your basis for recording ASI and SAC transaction costs of $4.3 million and $1.2 million, noted in footnote (c) and (e), as a reduction to equity when there will only be $.4 million of marketable securities held in the Trust Account released to cash in the no redemption scenario and none in the maximum redemption scenario. Refer to SAB Topic 5.A

ASI's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 312

12.   Please provide a more informative discussion of the material changes in the relationship between operating expenses and revenues. For example, in fiscal 2023 cost of revenues increased 113% and sales and marketing increased 285% while revenue increased 168%. In the nine months ended September 30, 2024, selling and marketing increased 6% while revenue declined 57%. Refer to Item 303(b)(2) of Regulation S-K.

ASI's Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses, page 313

13.   Please provide a brief discussion of why increased headcount in the company increased your legal fees.

Trends and Key Factors Affecting Our Performance, page 318

14.   We note your revised disclosure pursuant to prior comment 44 and reissue in part. Please revise to provide data about other metrics you track, such as distribution partners, MAUs, app installs or similar metrics.

Beneficial Ownership of Securities, page 332

15.   We note your revised disclosure pursuant to prior comment 45 and reissue in part. Please revise to identify the natural person(s) that hold voting and/or dispositive power, as well as their percent voting power, of the relevant shares for Radcliffe SPAC Master Fund, L.P., Kepos Special Opportunities Master Fund L.P., and Polar Multi-Strategy Master Fund, and ensure this disclosure is also provided for each of the entities listed on page 334.

Certain Relationships and Related Person Transactions
Loan Agreement, page 348

16.   We note your disclosure regarding the Angel P&A revolving loan agreement. Please revise this discussion to clarify if the set interest rate for future draws is 10%. Additionally, please file this loan agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

1. Description of Organization and Summary of Significant Accounting Policies
Angel Guild Revenue, page F-62

17.   Please tell us how you consider the complimentary tickets to every ASI theatrical release and the discount for all merchandise related to your premium membership, noted on page 331, in your straight-line basis of recognition for Angel Guild revenue.

General

18.   Throughout the prospectus, where you disclose that each share of SAC Class B Common Stock will be converted to SAC Class A Common Stock immediately prior to the Closing, please describe how this will dilute existing shareholders, if at all. In this regard, clarify your disclosure under "Estimated Shares of Combined Company Common Stock to be Issued" to clarify the number of shares of Combined Company stock to be issued as compared to the shares surrendered. In some cases you state that the exchange ratio is one to one, however, in several other places your disclosure is silent.

19.   We note your disclosure throughout the prospectus regarding the January 15, 2025 Third-Party SAC Investors share transfer to the Sponsor for no consideration. Please clarify if this transfer was made pursuant to a written agreement, and if so, please discuss the material terms of this agreement.

        Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Raaj Narayan
         Mark Bonham